April 29, 2005

Via US Mail and Facsimile

David G. Lloyd
Bertucci's Corporation
155 Otis Street
Northborough, MA 01532

Re: Bertucci's Corporation
Form 10-K for the year ended December 29, 2004
Commission File Number: 333-62775

Dear Mr. Lloyd:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.   Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Note 2 – Summary of Significant Accounting Policies

Property and Equipment, page 36
1. We note from your disclosure here and elsewhere in your filing that you have recognized impairment charges of $6.7 million and $3.6 million during the 2004 and 2003 fiscal years, respectively, related to certain non-performing restaurant locations. Supplementally explain to us and expand your disclosure to indicate how you determine which restaurants should be evaluated for impairment. Specifically, describe the criteria that define a restaurant as non-

performing, and tell us how long these criteria must be met in order to be considered for impairment testing. Please also include in your response why the restaurants impaired in 2004 were not impaired in 2003.

2. As a related matter, we note that no goodwill impairment charges were recorded. Supplementally describe, in greater detail, the methodology you use to test for possible goodwill impairment. Indicate your reporting units and explain how they have been identified under paragraphs 30 and 31 of SFAS 142. We may have further comments upon review of your response.

Note 4 – Restaurant Sales and Closures

Brinker Sale, page 41
3. Supplementally explain to us the facts and circumstances surrounding the $650,000 reversal of accrued liabilities related to the 2001 Brinker sale. Include in your response why these liabilities were initially booked, and how you determined that these accruals were no longer necessary in 2003. We may have further comment on your response.

Note 5 – Income Taxes, page 43

4. From the disclosure provided it appears you have calculated your valuation allowance based on the net, not gross, deferred tax asset. Please note that each source of deferred tax assets must be considered separately and gross of deferred tax liabilities when evaluating the need for a valuation allowance. Refer to paragraph 21 of SFAS 109. As such, please reevaluate your valuation allowance

Note 6 – Senior Notes Payable, page 43

5. Please supplementally reconcile your disclosure regarding restrictive covenants on page 16 with that contained in Note 6 on page 43 and elsewhere in your filing. Specifically, the disclosure on page 16 indicates that there are financial covenants, while the disclosure included on page 43 and elsewhere in your filing indicates only non-financial covenants are associated with the Senior Notes Payable.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief